Exhibit 99 (1)

We recorded net income in the quarter of $6.5 million, compared to a net loss of $0.4 million for the same period last year resulting in net income per share of $0.22 compared to a net loss per share of $0.02 for the same period last year. Adjusted net income for the quarter was $8.1 million compared to $2.2 million in the same period last year. Adjusted net income per share for the quarter was $0.27 as compared to $0.08 achieved in the same period last year.

For the second consecutive quarter, Paradise Island reported record levels of gross revenue and EBITDA. We had a terrific summer at Paradise Island, as Atlantis benefited from strong demand in the leisure and casino businesses. These record results were achieved despite closing the One&Only Ocean Club for the month of September to commence construction of Phase III. Our record top line performance at the properties flowed through to the bottom line, as we achieved record EBITDA of $28.4 million, an increase of 17% over last year’s previous record of $24.2 million. The continued strength in this business, despite the general soft conditions in the travel market, supports our decision to expand our properties on Paradise Island. We broke ground on Phase III this quarter as we began the expansion of the One&Only Ocean Club. The remaining components of this first phase of the Phase III expansion are on track and expected to begin later this year. We look forward to starting the second phase of this expansion late next year, which ultimately will leverage the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination.

In addition to posting these strong results this quarter at Paradise Island, and commencing the next expansion phase at the property, we also showed significant progress in our growth initiatives outside of Paradise Island. We announced plans to develop Atlantis, The Palm, our second branded Atlantis resort, which is to be located at the center of The Palm, Jumeirah, a $1.5 billion land reclamation that is one of two man-made islands being developed in Dubai, United Arab Emirates that are expected to be the largest of their kind in the world. We are extremely excited about the prospect of taking the Atlantis brand and product to a more global audience.

Paradise Island

Our Paradise Island operations achieved record third quarter gross revenue of $117.7 million and EBITDA of $28.4 million as compared to $112.5 million and $24.2 million, respectively, in the same period last year. Atlantis benefited from a strong July and August as occupancy was 94% and 92%, respectively, which was in line and up 1%, respectively, as compared to the same months last year. August’s occupancy results were the highest ever achieved for that month since opening Phase II in late 1998. In September, business levels were below last year, primarily from an anticipated decrease in group business. The pace of group business for 2004 continues to be strong on a year on year basis.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $177 as compared to $176 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 79% at a $225 average daily room rate (“ADR”), which compares to an average occupancy of 82% and ADR of $214 in the same period last year.

In the Atlantis Casino, table and slot volumes were strong in the quarter. Table drop decreased by 7% from the same period last year. However, last years results included the effect of the Michael Jordan Celebrity Invitational, which is returning to its customary January slot in 2004. Excluding the estimated effect of this event, table drop was up by 6%. Slot win was also strong, increasing by 5% over the same period last year. Pegasus, the Atlantis Casino’s new race and sportsbook, opened in early September. This new casino attraction offers a more complete gaming experience and allows the resort to capitalize on demand in the casino during major United States sporting events that take place during peak visitation periods, such as the Super Bowl and Final Four.

In the quarter, we began construction of the approximately $100 million first phase of Phase III (“Phase III-A”) with the commencement of construction of three new luxurious villas to the One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool at the resort. The other two major components of Phase III-A include the Marina Village, which includes new restaurants and retail space to be developed around the Atlantis Marina, along with an expansion to Harborside at Atlantis (“Harborside”), which will add approximately 120 two-bedroom suites to the existing timeshare project. Development planning is underway for Marina Village and the Harborside expansion and construction of these projects is expected to commence by early 2004. The additions to the One&Only Ocean Club are expected to be completed in time for the 2005 high season. Construction on the $500 million second phase of Phase III (“Phase III-B”), which includes a 1,200-room hotel, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

In the quarter, we took an important step toward acquiring strategically located real estate adjacent to Atlantis. We announced that we had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. This resort, which includes an existing 306-room hotel, spans Paradise Island between Nassau Harbour on the south side and the ocean on the north side with a prime beachfront location. The approximately 20-acre site borders the eastern boundary of the proposed site of the new hotel that is part of Phase III-B and is therefore ideally positioned for future expansion of our investments on Paradise Island. The transaction is subject to closing conditions, including relevant governmental approvals.

Atlantis, The Palm

In the quarter, we announced that we agreed to form a joint venture with Nakheel LLC, the developer of The Palm, to create Atlantis, The Palm, a $650 million development project in Dubai, United Arab Emirates. The first phase of this project is expected to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. The agreement also provides for an additional 25 acres of land for future development that would ultimately enable Atlantis, The Palm to grow its room capacity to at least 2,000 rooms.

Architectural and conceptual planning is under way for Atlantis, The Palm. Construction is expected to commence before the end of 2004 and it is anticipated that the project will be completed by early 2007. The agreement provides for the initial development of Atlantis, The Palm, which is expected to include:

o	A 1,000-room luxury hotel that will have impressive views of The Palm, Jumeirah, and will have some unusual and distinctive architectural features, as is the case at Atlantis, Paradise Island; and

o	An extensive water-theme park, the largest in the region, with capacity for over 5,000 daily visitors, that will also include one of the world’s largest man-made marine habitats, a snorkel trail, a swim-with-the-dolphins encounter program, an array of water slides and The Dig, an Atlantis-themed “archeological” experience.

We and Nakheel have jointly agreed to invest a total of $120 million in the form of equity financing in the project with the balance of the financing expected to be raised at the local level and which may include an equity component. As part of this transaction, we have agreed to enter into a development services agreement, for which it expects to earn a development fee of $15 million, and a long-term management agreement with the joint venture company. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Connecticut

Mohegan Sun reported slot revenues in the quarter of $212.7 million, an increase of 6% compared to the same period last year. Slot win per unit per day was $383 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market to nearly 50%. In the quarter, the Connecticut market grew by 4% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. We recorded income from TCA of $9.5 million in the quarter compared to $8.5 million reported in the same period last year.

One&Only Resorts

The One&Only Ocean Club, our luxury resort hotel on Paradise Island, performed very well during the quarter. The resort achieved an average occupancy of 82% and an ADR of $563. The resort was temporarily closed in the quarter on September 2 in order to commence construction of the Ocean Club expansion. For July and August combined, RevPAR at the Ocean Club was up a strong 11% as compared to the same period last year. The resort was re-opened on October 6.

The One&Only Ocean Club had an outstanding summer, achieving its sixth consecutive quarter of record RevPAR. Against the backdrop of these strong results, we started construction of the three new luxury villas in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market.

In the quarter, we earned fees of $1.7 million from our non-Paradise Island luxury resort operations, as compared to $0.9 million in the same period last year. Business trends have improved in the Indian Ocean and Dubai as results have rebounded following the end of the war in Iraq. On a comparable basis, which excludes results for those resorts that were not open for all of both periods, we experienced a RevPAR increase in our non-Paradise Island luxury resort properties in the quarter of 16% over the same period last year.

The One&Only properties in the Indian Ocean experienced strong business levels, as the refurbishment of the One&Only Le Touessrok has been favorably received following its re-introduction late last year. Also in the Indian Ocean, the One&Only Kanuhura has achieved excellent results as it has benefited from favorable travel trends to the Maldives. In Dubai, the One&Only Royal Mirage continued to achieve the highest RevPAR in its market and has managed to increase RevPAR despite doubling the number of rooms this year.

As previously announced, a major initiative was taken to launch the One&Only brand in Europe. Accordingly, the associated advertising costs have impacted the results in the quarter. We reported an EBITDA loss from luxury resort operations, excluding the One&Only Ocean Club, of $1.3 million as compared to a loss of $0.3 million of EBITDA for the same period last year. These higher marketing expense levels are not expected to continue into next year.

Construction of the One&Only Palmilla, our 50%-owned luxury resort in Los Cabos, Mexico, remains on schedule for an early 2004 grand reopening. The resort was closed at the end of the first quarter in order to commence an expansion project that will increase the room count from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is subject to obtaining all necessary local permits and approvals.

In the quarter, we also announced the appointment of seasoned hospitality executive J.T. Kuhlman as Chief Executive Officer of One&Only Resorts. Mr. Kuhlman will have global responsibility for the strategic development of One&Only Resorts, including future resort acquisitions, joint ventures, partnerships and management contracts, and overall responsibility for the management and development of the One&Only team.

The appointment of J.T. Kuhlman to One&Only Resorts represents a serious commitment on our part to grow the One&Only brand significantly over the next five years. J.T. and his team will play a crucial role in maintaining and building on the superior quality product of our resorts to ensure that One&Only becomes the finest luxury resort company in the world.

Liquidity

At the end of the quarter, we held $41.4 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.5 million, which is essentially comprised of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. Our Revolving Credit Facility is undrawn and we have commitments from our lenders for $262 million available under this credit facility, which is net of a $38 million guaranty in respect to the redevelopment of the One&Only Palmilla. We expect to begin discussions in 2004 with our lenders and anticipate that we will enter into a new credit facility as part of a financing package for future phases of development.

We sold our debt securities in London Clubs International that we purchased in 2002, for $13.4 million and recognized a $0.8 million loss on this transaction which has been included in the accompanying condensed consolidated statement of operations. We also advanced $7.5 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives. We will receive LIBOR plus 500 basis points on these advances. These advances are secured by resort assets and rank second in priority to any senior bank local project financing.

In the quarter, we incurred $16.4 million in capital expenditures, and have funded $35.9 million for the year to date. In the fourth quarter, we anticipate that we will fund between $20 million and $25 million in capital expenditures mainly related to Phase III-A at Paradise Island.

As of September 30, 2003, shareholders’ equity was $812.8 million and we had 28.7 million Ordinary Shares outstanding.

UK Gaming

The gaming license in Northampton that we agreed to acquire from London Clubs has been recently renewed. We have submitted filings to the British Gaming Board, and expect the license to be transferred by the end of the first quarter 2004. We ultimately expect to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles from London.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
December 5, 2003
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

------------------------------------------------------------------------------------------------
Kerzner International Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands)                                          September 30,   December 31,
                                                                     2003           2002
------------------------------------------------------------------------------------------------
                                                                 (Unaudited)     (Unaudited)
                                        Assets
Current assets:
    Cash and cash equivalents                                      $ 39,909       $ 34,012
    Restricted cash                                                   1,446          4,842
    Trade receivables, net                                           32,921         44,971
    Due from affiliates                                              14,927         19,597
    Inventories                                                       9,081          8,969
    Prepaid expenses and other assets                                18,974         14,312
                                                                ------------   ------------
      Total current assets                                          117,258        126,703

    Property and equipment, net                                   1,123,264      1,128,375
    Notes receivable                                                     50         13,720
    Due from affiliates - non-current                                31,208         24,379
    Deferred tax asset, net                                           8,852          6,119
    Deferred charges and other assets, net                           35,601         34,389
    Investment in associated companies                               79,648         76,093
                                                                ------------   ------------
      Total assets                                              $ 1,395,881    $ 1,409,778
                                                                ============   ============

                         Liabilities and Shareholders' Equity
Current liabilities:
    Current maturities of long-term debt                              $ 297          $ 275
    Accounts payable and accrued liabilities                        138,696        156,171
    Capital creditors                                                 3,124          1,538
                                                                ------------   ------------
      Total current liabilities                                     142,117        157,984
                                                                ------------   ------------

Deferred revenue - non-current                                       15,510         18,028
Other long-term liabilities                                           5,301          2,697
Long-term debt, net of current maturities                           420,113        497,756
                                                                ------------   ------------
    Total liabilities                                               583,041        676,465

Shareholders' equity                                                812,840        733,313
                                                                ------------   ------------
    Total liabilities and shareholders' equity                  $ 1,395,881    $ 1,409,778
                                                                ============   ============

---------------------------------------------------------------------------------------------------------------
Kerzner International Limited
Condensed Consolidated Statements of Operations          For the Three Months          For the Nine Months
(Amounts in thousands, except per share data)             Ended September 30,          Ended September 30,
                                                      --------------------------  --------------------------
                                                          2003         2002(1)(2)     2003        2002(1)(2)
------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)                 (Unaudited)
Revenues
       Casino and resort revenues                         117,678       112,531       404,132       389,539
       Less: promotional allowances                        (5,013)       (4,602)      (17,870)      (17,146)
                                                      ------------  ------------  ------------  ------------
             Net casino and resort revenues               112,665       107,929       386,262       372,393
       Tour operations                                     12,403        10,276        39,928        30,376
       Relinquishment and development fees                  9,455         8,502        26,374        24,296
       Management and other fees                            2,402         1,266         7,674         5,588
       Insurance recovery                                       -             -         2,819         1,100
       Other                                                1,339         1,127         3,715         3,315
                                                      ------------  ------------  ------------  ------------
                                                          138,264       129,100       466,772       437,068
                                                      ------------  ------------  ------------  ------------
Expenses
       Casino and resort expenses                          64,829        65,250       203,659       200,727
       Tour operations                                     11,178         9,050        35,294        26,584
       Selling, general and administrative                 24,324        21,155        76,103        63,349
       Corporate expenses                                   8,358         7,781        24,491        21,902
       Depreciation and amortization                       13,904        13,923        41,537        40,781
                                                      ------------  ------------  ------------  ------------
                                                          122,593       117,159       381,084       353,343
                                                      ------------  ------------  ------------  ------------

Income from operations                                     15,671        11,941        85,688        83,725

Other income and (expenses)
       Interest income                                        615         1,066         2,635         2,458
       Interest expense, net of capitalization             (7,114)       (9,313)      (21,917)      (30,227)
       Equity in earnings (losses) of associated
         companies, net                                    (1,382)         (941)          122           887
       Gain on replacement of damaged assets                    -             -         2,514             -
       Gain on settlement of territorial dispute                -             -             -         5,069
       Loss on early extinguishment of debt                     -          (876)            -       (15,882)
       Other, net                                            (876)         (122)         (932)         (204)
                                                      ------------  ------------  ------------  ------------
                                                           (8,757)      (10,186)      (17,578)      (37,899)
Income from continuing operations before income taxes
       and minority interest                                6,914         1,755        68,110        45,826
Provision for income taxes                                    (64)         (393)         (370)       (1,183)
Minority interest                                            (133)            -          (662)            -
                                                      ------------  ------------  ------------  ------------

Income from continuing operations                           6,717         1,362        67,078        44,643
Income (loss) from discontinued operations, net of
       income tax effect                                     (204)       (1,799)        1,305        (5,698)
                                                      ------------  ------------  ------------  ------------
Net income (loss)                                           6,513          (437)       68,383        38,945
                                                      ============  ============  ============  ============
  Diluted net income (loss) per share:
Income from continuing operations                            0.22          0.05          2.29          1.56
Income (loss) from discontinued operations, net of
       income tax effect                                        -         (0.07)         0.04         (0.20)
                                                      ------------  ------------  ------------  ------------
                                                             0.22         (0.02)         2.33          1.36
                                                      ============  ============  ============  ============

Weighted average number of shares outstanding - diluted    30,075        28,722        29,323        28,538

    (1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

    (2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

--------------------------------------------------------------------------------------------------------------------------
Kerzner International Limited
Condensed Consolidated Statements of Cash Flows                         For the Three Months     For the Nine Months Ended
(Amounts in thousands)                                                  Ended September 30,        Ended September 30,
                                                                    ------------------------------------------------------
                                                                      2003           2002          2003          2002
--------------------------------------------------------------------------------------------------------------------------
                                                                    (Unaudited)                  (Unaudited)
 Cash flows from operating activities:
 Net income (loss)                                                    $ 6,513          $ (437)    $ 68,383       $ 38,945
 Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
       Depreciation and amortization                                   13,904          13,923       41,537         40,781
       Provision for doubtful receivables                                 154             788          741          2,348
       Amortization of debt issuance costs and debt premium               301             372          914          1,499
       Equity in (earnings) losses from associated companies, net        (498)            942       (9,807)           725
       Gain on insurance proceeds received for replaced assets              -               -       (2,514)             -
       Loss on early extinguishment of debt                                 -             876            -         15,882
       Loss on disposition of assets                                      248               7          371             73
       Loss on sale of notes receivable                                   775               -          775              -
       Loss on sale of short term investment                                -               -            -            158
       Deferred income tax benefit                                     (3,627)              -       (8,966)          (527)
       (Gain) loss from discontinued operations                           204           1,799       (1,305)         5,698
       Net change in restricted cash                                       21             (86)       3,396           (224)
       Net change in working capital accounts                         (10,891)        (19,614)      (1,267)       (37,142)
       Net change in deferred charges                                    (691)           (959)      (1,547)          (115)
       Net change in long-term liabilities                              1,399               -        2,550              -

                                                                    ----------   -------------   ----------  -------------
         Net cash provided by (used in) operating activities            7,812          (2,389)      93,261         68,101
                                                                    ----------   -------------   ----------  -------------

 Cash flows from investing activities:
       Payments for property and equipment                            (16,425)         (8,376)     (35,852)       (30,676)
       Acquisition of tour operator, net of cash acquired                   -               -        1,384              -
       Repayment (purchase) of notes receivable                        12,378         (13,704)      13,409          4,314
       Purchase of first mortgage notes, net                                -               -            -           (158)
       Acquisition of land and casino license                               -               -       (2,107)             -
       (Advances to) repayment from associated companies, net               -               -       (1,003)         2,092
       Advances to affiliates                                          (5,000)              -       (7,500)             -
       Deposit paid for development project                            (4,030)              -       (4,030)             -
       Deposits received                                                1,250           4,500        1,250          4,500
       Sale of debt and equity interest in Kanuhura                         -               -        1,464              -
       Acquisition of equity interest in Palmilla                           -         (37,936)           -        (40,469)
       Insurance proceeds for replaced assets                               -               -        6,852              -
       Net proceeds from sale of assets                                    49               1          221             78
                                                                    ----------   -------------   ----------  -------------
         Net cash used in investing activities                        (11,778)        (55,515)     (25,912)       (60,319)
                                                                    ----------   -------------   ----------  -------------

 Cash flows from financing activities:
       Proceeds from issuance of debt and borrowings                   15,600          30,000       19,600        240,000
       Repayment of debt                                              (15,669)         (7,066)     (91,824)       (35,193)
       Early redemption of debt                                             -          (7,611)           -       (232,371)
       Proceeds from exercise of stock options                          7,363             272       11,303         14,702
       Repurchase of ordinary shares                                     (408)           (365)        (408)          (365)
       Debt issuance and modification costs                               (13)            (86)        (123)        (4,658)
                                                                    ----------   -------------   ----------  -------------
         Net cash used in (provided by) financing activities            6,873          15,144      (61,452)       (17,885)
                                                                    ----------   -------------   ----------  -------------

 Net increase (decrease) in cash and cash equivalents                   2,907         (42,760)       5,897        (10,103)
 Cash and cash equivalents at beginning of period                      37,002          63,128       34,012         30,471
                                                                    ----------   -------------   ----------  -------------
 Cash and cash equivalents at end of period                          $ 39,909        $ 20,368     $ 39,909       $ 20,368
                                                                    ==========   =============   ==========  =============

----------------------------------------------------------------------------------------------------------------------------------------------
 Kerzner International Limited
 Reconciliation of Adjusted Net Income to            For the Three Months Ended                    For the Nine Months Ended
  GAAP Net Income                                          September 30,                                September 30,
                                                  -------------------------------------------  -----------------------------------------------
(Amounts in thousands, except per share data)             2003                  2002                   2003                   2002
                                                  --------------------------------------------------------------------------------------------
                                                      $         EPS         $          EPS         $         EPS         $            EPS
----------------------------------------------------------------------------------------------------------------------------------------------
                                                                  (unaudited)                                  (unaudited)
Adjusted net income (1)                              $ 8,074     $0.27     $ 2,238     $0.08      $64,373     $2.20     $54,356        $ 1.90
Income (loss) from discontinued
   operations, net of income tax effect (2)             (204)        -      (1,799)    (0.07)       1,305      0.04      (5,698)        (0.20)
Insurance recovery (3)                                     -         -           -         -        2,819      0.10       1,100          0.04
Gain on replacement of damaged assets (3)                  -         -           -         -        2,514      0.09           -             -
Share of loss from remediation costs                                                                                          -             -
   at Harborside (4)                                    (192)        -           -         -         (751)    (0.03)          -             -
Share of loss from the One&Only Palmilla                                                                                      -             -
   pre-opening expenses (5)                           (1,165)    (0.05)          -         -       (1,877)    (0.07)          -             -
Early extinguishment of debt, net                                                                                             -             -
   of income tax effect (6)                                -         -        (876)    (0.03)           -         -     (15,882)        (0.56)
Gain on settlement of territorial                                                                                                           -
   and other disputes (7)                                  -         -           -         -            -         -       5,069          0.18
                                                  ----------- --------- -----------  --------  ----------- --------- -----------  ------------
Net income (loss)                                    $ 6,513     $0.22      $ (437)   ($0.02)     $68,383     $2.33     $38,945         $1.36
                                                  =========== ========= ===========  ========  =========== ========= ===========  ============

(1)  Adjusted net income is defined as net income (loss) before income (loss) on discontinued  operations,  net of income tax effect,  insurance  recovery,  gain on replacement of damaged assets,  share of loss from  remediation  costs at Harborside, share of loss from the One&Only Palmilla pre-opening  expenses,  early extinguishment of debt, net of income tax effect, and gain on settlement of territorial  and other disputes.  Adjusted net income is presented to assist  investors and management in analyzing  the  performance  of the Company and is a principal  basis for valuation of  companies.  Management  considers
     Adjusted net income to be a better  measure on which to analyze  current  results and base  expectations  of future  results than net income from continuing  operations  computed in accordance  with generally  accepted  accounting  principles in the
     United States ("U.S.  GAAP").  This  information  should not be considered as an  alternative to U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)  The Company discontinued the operations of its online gaming subsidiary,  Kerzner  Interactive,  in the first quarter of
     2003. The Company has  recognized  $4.5 million of income related to an option  agreement with Station  Casinos,  Inc. which was  terminated  during  the first  quarter  of 2003,  which was  reduced  by net losses  incurred  while  winding  down the operations of the business, including the writedown of net assets and other associated costs.

(3)  Insurance  recovery  represents a business  interruption  settlement  related to the Hurricane  Michelle claim.  Gain on replacement  of damaged  assets  represents  insurance  proceeds  received in excess of the net book value of assets damaged during Hurricane Michelle.

(4)  The Company  recorded a loss for its share of  remediation  costs related to Harborside  arising  primarily  from damage incurred from Hurricane Michelle.  This loss has not been reduced by any potential  insurance  recovery,  but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5)  In April 2003, the One&Only  Palmilla  Resort was temporarily  closed in order to commence an approximate  $80.0 million expansion  project.  As a result,  the  Company  recorded  a loss for its 50%  share of the  pre-opening  expenses  incurred subsequent to the closing of the resort.

(6)  The Company  recognized a loss on early  extinguishment  of debt arising  primarily  from the  refinancing  of 9% Senior
     Subordinates Notes and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7)  In 2002, the Company recognized a gain on settlement of territorial and other disputes with a principal shareholder.

----------------------------------------------------------------------------------------------
Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income      For the Three Months     For the Nine Months
(Amounts in thousands)                            Ended September 30,      Ended September 30,
                                             ------------------------  ----------------------
                                                 2003         2002         2003         2002
---------------------------------------------------------------------------------------------
                                                    (Unaudited)               (Unaudited)
EBITDA (1)                                      $29,575      $25,864    $124,406     $123,406
Insurance recovery                                    -            -       2,819        1,100
Depreciation and amortization                   (13,904)     (13,923)    (41,537)     (40,781)
Other expense, net                               (8,757)     (10,186)    (17,578)     (37,899)
 Provision for income taxes                         (64)        (393)       (370)      (1,183)
Minority interest                                  (133)           -        (662)           -
Income (loss) from discontinued
   operations, net of income tax effect            (204)      (1,799)      1,305       (5,698)
                                             -----------  -----------  ----------  -----------
 Net income (loss)                              $ 6,513      $  (437)   $ 68,383     $ 38,945
                                             ===========  ===========  ==========  ===========

(1)      EBITDA is  defined  as net income  before  insurance  recovery,  depreciation  and  amortization,  other  expense,  net, provision  for income  taxes,  minority  interest  and income  (loss) from  discontinued  operations,  net of income tax effect.  Although  EBITDA is not a measure  of  performance  under U.S.  GAAP,  the  information  is  presented  because management  believes it provides  useful  information  regarding  the  Company's  ability to incur and service  debt. In addition,  management  uses EBITDA to assess the Company's  operating  performance,  measure cash flows from  operations before  debt  service  and to make  capital  investment  decisions.  This  information  should not be  considered  as an alternative to any measure of  performance  as promulgated  under U.S. GAAP, nor should it be considered as an indicator of the overall financial  performance of the Company.  The Company's method of calculating  EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.